July 17, 2024

Dante Caravaggio
Chief Executive Officer
HNR Acquisition Corp.
3730 Kirby Drive, Suite 1200
Houston, TX 77098

       Re: HNR Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 1, 2024
           File No. 333-275378
Dear Dante Caravaggio:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 7, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1
Use of Proceeds, page 48

1. We note you disclose that you will not receive any of the proceeds from these sales, except that you will receive proceeds from any exercise of the Private Warrants, the
       Private Placement Warrants, or the Public Warrants you are offering hereby in cash.
       Please revise to clarify that you are registering the resale of shares underlying the Private
       Warrants and Private Placement Warrants and the shares issuable upon the exercise of the
       Public Warrants.
 July 17, 2024
Page 2
Business of HNRA
Pogo Crude Oil and Natural Gas Data, page 71

2. We have read your response to prior comment 6 and note your disclosure revisions under
       the sections    Preparation of Reserves Estimates    on page 71 and
Pogo Summary of
       Reserves    on page 73 clarifying the December 31, 2023 reserve report does not
       include the 10% overriding royalty interest not acquired in the Purchase and that the
       December 31, 2022 reserve does include the 10% overriding royalty interest not acquired in the Purchase because Pogo owned the entire interest as such time. However, the
       statement under the section    Pogo Crude Oil and Natural Gas Data    on
page 71 indicates
       both the December 31, 2022 and December 31, 2023 reserve reports do not include the
       10% overriding royalty interest not acquired in the Purchase. In this regard, we note the
       Exhibit Index indicates Cobb & Associates prepared two different reserves reports as of
       December 31, 2022.

       Please revise the disclosure in paragraphs 1 and 3 on page 71 and in paragraph 1 on page
       73 to include a specific reference to the relevant reserves report shown in the Exhibit
       Index. For example, the disclosure in paragraph 1 on page 71 should reference Exhibit
       99.1 that excludes the 10% overriding royalty interest and the disclosure in paragraph 3 on page 71 and in paragraph 1 on page 73 should reference Exhibit 99.2 that includes the
       10% overriding royalty interest. As part of the disclosure revisions on pages 71 and 73, also add a reference to Exhibit 99.3 regarding the year ended December 31, 2023.
Leasehold Acreage, page 76

3. We have read your response to prior comment 11 and note your disclosure revisions on pages 76 and 77 indicating you have no undeveloped acreage despite disclosing proved undeveloped reserves as of December 31, 2023. Please note undrilled acreage or acreage that is held by production but on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas regardless of whether such acreage contains proved reserves are undeveloped acres for the purpose of disclosure under Item 1208(b) of Regulation S-K. Please revise your disclosure accordingly.
Notes to Consolidated Financial Statements
Note 13-Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited) Reserve Quantity Information, page F-33

4. We have read your response to prior comment 13 but note the figures shown on page F-33 for the total proved natural gas, proved developed natural gas, total proved reserves and proved developed reserves on a Boe basis for the year ended December 31, 2023 continue to be inconsistent with the comparable figures presented on page 73 and in Exhibit 99.3.
       We reissue our prior comment.
5. We also note the figure for revisions to previous estimates presented in the reconciliation of the changes in total proved oil reserves for the year ended December 31, 2023 is inconsistent with the comparable figure in the discussion of this change on page F-34.
       Please revise your disclosure to resolve this inconsistency. Also ensure the figures for the individual line item changes reconcile to the total reserves for oil, natural gas and reserves on a Boe basis at the end of the period.
 July 17, 2024
Page 3

Standardized Measure of Discounted Future Net Cash Flows, page F-34

6.     Please correct the table header for the Predecessor shown as    For the
year ended
       December 31, 2023    to    For the year ended December 31, 2022    to be
consistent with the
       discussion in the preceding paragraph and the presentation on page F-35. General

7. We continue to consider your response to prior comment 4 regarding your compliance with Rule 14e-5 in connection with entering into the forward purchase agreement and may have further comments.
       For any questions related to engineering comments you may contact John Hodgin at 202-
551-3699. Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551- 3763
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Matthew Ogurick